SCOLLAR

This presentation contains offering materials prepared solely by Scollar, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and ***its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's*** *actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.*

SCOLLAR



WE MAKE CARING FOR YOUR PETS AS EASY AS LOVING THEM

SCOLLAR

A TALE OF TWO BROTHERS



EXPLORER

AVID BARKER

POOP EATER



OPPORTUNIST

COUNTER NINJA

SICK KITTY

SCOLLAR

TECHNOLOGY OVERLOAD


Please Call
My Mommy
888-999-555

Identification
$10



Pet Barrier
$100



Anti-Bark
$60



LED Night Collar
$10



Activity Monitoring
$80



Assorted Batteries
$120/yr.



Pet Feeder
$90



Pet Door
$30



Invisible Fence
$150



GPS Tracking
$80



Training
$70

SCOLLAR

TOTAL COST: $680 + $240+/YR.

PET INDUSTRY CHAOS

CLUNKY

SEPARATE

COMPLICATED

EXPENSIVE




ZUKO

SCOLLAR

WE LOVE OUR PETS

more than 60% of United States households have a dog or cat



SCOLLAR

WE LOVE OUR PETS

more than 60% of United States households have a dog or cat

88% of cat and dog owners view their pets as family members



WE LOVE OUR PETS

more than 60% of United States households have a dog or cat

88% of cat and dog owners view their pets as family members

70% of pet owners spend extra to keep their pets healthy & happy



SCOLLAR

PET INDUSTRY SPENDING



Live Animals 3%
Grooming & Boarding 9%
Supplies 24%
Food 38%
Veterinary Care 26%

66 BILLION

IN SPENDING IN 2016
IN THE U.S.

SCOLLAR

AN OPEN PLATFORM IoT SYSTEM FOR PETS

MINI


SCOLLAR

TREK


SCOLLAR


My Pets
Find My Pets
Add Pet



Smart Collars & Modules

Mobile App

Cloud Service

SCOLLAR

THE SCOLLAR SMART COLLARS

SCOLLAR MINI


SCOLLAR


SCOLLAR

SCOLLAR TREK


SCOLLAR



GPS Tracking
Bluetooth BLE
Sub GHz RF
Cat M1 cellular
Motion Sensors
Tappable Display
LED lights
2 Module Ports
Rechargeable Battery
Mic & Speaker
D-Ring for leash
Breakaway for cats

SCOLLAR

*The images of Scollar Mini represents the 2nd Generation of Scollar's product, and is not currently on the market. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

ONE COLLAR, MANY FUNCTIONS

LOST PET TRACKING

PERIMETER BARRIERS

PET DOOR OPERATION

TEMPERATURE ALERTS

DAILY CARE ROUTINES

AND EVERYTHING **ELSE TOO…**

THE OPEN PLATFORM OFFERS DEVELOPMENT FREEDOM

THE SCOLLAR APP

PET SHARING, CARING & TRACKING


4:53 PM
My Pets
Find My Pets
Sandy
Sweet Pea
Mystique
Add Pet


Sprint LTE
1:25 PM
71%
< Back
Zuko
2 of 13 Lessons Mastered
What do you want to teach Zuko?
BASIC
House Training
Crate/Bed


Sprint LTE
1:22 PM
72%
< Back
Find Pets
Last signal detected at: Monday, January 1, 0001 12:00 AM
MoMo
Zuko


Sprint
3:24 PM
78%
< Back
Log
Share
Select a pet
MoMo
Zuko
Reminder Type
Feeding
Flea/Tick
Medication
Feed Zuko Dinner 5/26/2017 3:15 PM
Feed MoMo Dinner 5/26/2017 3:15 PM
Give MoMo Catabolic catnip; Dose 1 5/26/2017 3:15 PM

SCOLLAR

THE SCOLLAR UNIVERSE OF POSSIBILITY



SCOLLAR
SCOLLAR

PET SELLER

USPCA

THE HUMANE SOCIETY OF THE UNITED STATES

SUPPLIERS

chewy.com

amazon

PRODUCTS

PetSafe

voyce

CAREGIVERS

Rover

Best Friends PET HOTEL

VETS

VCA Animal Hospitals

PETCARE

INSURERS

healthypaws PET INSURANCE & FOUNDATION

Nationwide

SCOLLAR

Scollar does not currently have contracts with companies listed on this slide. These logos are placeholders for industries Scollar plans to go after, and are for illustrative purposes only. These logos do not represent guarantees of future results, levels of activity, performance, or achievements.

No more multiple Collars.


ZUKO

SCOLLAR

THE SCOLLAR SOLUTION

ONE COLLAR.

MANY FUNCTIONS.

FOR THE LIFE OF YOUR PET.



SCOLLAR

PET TECH COMPETITION


CLOSED PLATFORM
OPEN PLATFORM
FEATURES
MULTIPLE
SINGLE
KYON
pod
NUZZLE
Whistle
WONDERWOOF
PetPace™
Monitoring your pet's health
WÜF
TrackR
bravo
FitBark
tractive
SCOLLAR
FIXED
MODULAR
FUNCTIONALITY

This figure represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

THE SCOLLAR PACK



LISA TAMAYO, MBA
CEO / FOUNDER

20+ years experience financial planning & strategy and business development.



JOHN KENNEDY, P.E.
CTO / FOUNDER

25 years experience software start-up management, & industry standard creation.



TERRY QUINN, MBA
VP OF OPERATIONS

20+ years experience consumer electronics manufacture from NPI to millions of units/year



BRYANT ELLIOTT
VP OF ENGINEERING

30 years experience electronics design & development from NPI to millions of units/year



ETHAN ALLEN
VP OF MARKETING

20 years experience web & mobile application design & development & in-bound marketing strategy



LANCE COTTRELL



DR. FRUMI BARR



CAROL FRANK

*Dr. Frumi Barr is an outside consultant

SCOLLAR

LAUNCH TIMELINE


MINI
KICKSTARTER
FINALIZE, TEST & PRODUCE
DELIVER
SELL PRE-ORDERS
REGULAR SALES
TREK
DEVELOP
FINALIZE, TEST & PRODUCE
DELIVER
SELL PRE-ORDERS
REGULAR SALES
2017
2018
Q1
Q2
Q3
Q4
Q1

SCOLLAR

This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SCOLLAR

THE SMARTER COLLAR